SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.


Item 1.  Type of security or securities.

         Series P Floating Rate Senior Notes due December 29, 2003 (the "Notes")

Item 2.  Issue, renewal or guaranty.

         Issue

Item 3.  Principal amount of each security.

         $350,000,000

Item 4.  Rate of interest per annum of each security.

         Floating rate reset quarterly based on three-month LIBOR plus 0.12%

Item 5.  Date of issue, renewal or guaranty of each security.

         June 28, 2002

Item 6.  If renewal of security, give date of original issue.

         Not Applicable

Item 7.  Date of maturity of each security.

         December 29, 2003

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

         The Company issued and sold the Notes to Lehman Brothers Inc., Blaylock & Partners, L.P., BNY Capital Markets, Inc. and Credit Lyonnais Securities (USA) Inc., as the Underwriters, pursuant to an Underwriting Agreement dated June 21, 2002.

Item 9.  Collateral given with each security, if any.

         None

Item 10. Consideration received for each security.

         $349,300,000 (99.800% of the principal amount)

Item 11. Application of proceeds of each security.

         The proceeds from the sale of the Notes will be applied by the Company to redeem on July 9, 2002 $345.5 million aggregate principal amount of its First Mortgage Bonds, 7.75% Series due February 1, 2023, 7.45% Series due July 1, 2023 and 7.30% Series due November 1, 2023 at a redemption price of approximately 103% of the principal amount thereof for each series.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a.       the provisions contained in the first sentence of Section
                  6(b)___

         b.       the provisions contained in the fourth sentence of Section
                  6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48_X_ -

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52


Date: July 1, 2002                         ALABAMA POWER COMPANY



                                           By: /s/Wayne Boston
                                                Wayne Boston
                                             Assistant Secretary